National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036
PHONE 713-346-7500
CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO RULE 83
October 22, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Douglas Brown

RE:	National Oilwell Varco, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010 (“2009 Form 10-K”)
File No. 1-12317
Ladies and Gentlemen:
This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated September 10, 2010. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2009 Form 10-K.
General
1.	We note your response to comment 1 from our letter dated July 23, 2010, and reissue the comment. Please revise your disclosure to clarify your relationship with the shipyard as described in your response dated June 8, 2010. In addition, please identify the shipyard. In that regard, we note your disclosure at page 22 of your annual report that you had revenues of 16.6% of total revenue from this customer for the year ended December 31, 2009, and that the loss of this customer or a significant reduction in its purchases could adversely affect your future revenues or earnings. See Item 101(c)(vii) of Regulation S-K.
Response: We will include disclosure regarding our shipyard customer in our upcoming Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, and in each of our future filings when appropriate.
2.	We note your response to comment 2 from our letter dated July 23, 2010. Please provide the information requested in our prior comment 2 with respect to the applicable policy limits and deductibles, and briefly describe the exclusions referenced in your response.

U. S. Securities and Exchange Commission
October 22, 2010

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO RULE 83
Response: We maintain liability insurance that includes coverage for our products and operations. We purchase in excess of $[*] million in limits to respond to bodily injury and property damage claims, including damage to the environment. We maintain deductibles and self insured retentions ranging from [*] million per occurrence depending on the type of coverage and geographic location of the loss. We believe that our total insurance coverage is within the range that is customary for companies of our size in our industry. Our insurance policies contain various common conditions and exclusions and may not be sufficient to cover any particular loss, or our insurance policies may not cover all losses. Insurance coverage can be subject to uncertainties and, particularly in the event of large claims, potential disputes with insurance carriers.
Insurance rates are volatile and some forms of insurance may not be available or may not be available at rates that are economically acceptable. Reductions in coverage, changes in the insurance markets and accidents affecting our industry may result in further increases in our cost and higher deductibles and retentions in future years.
We have disclosed the above information on a supplemental basis to the Staff in our good faith effort to comply with the Staff’s request for further information on the Company’s insurance. However, as previously discussed, we do not believe this type of disclosure is required by the Company in its quarterly and annual reports under current SEC rules. Furthermore, we believe that this information is not only commercially sensitive and could be harmful to the Company if publicly disclosed, but that the disclosure of such information would be misleading to investors.
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7550.

Sincerely,
/s/ Dwight W. Rettig
Dwight W. Rettig
Senior Vice President, General Counsel and Secretary

*	Portions omitted pursuant to a request for confidential treatment filed by National Oilwell Varco, Inc. separately with the SEC.